                    Bartlit Beck Herman Palenchar & Scott LLP
                         1899 Wynkoop Street, 8th Floor
                                Denver, CO 80202


January 6, 2006


VIA EDGAR TRANMISSION
----------------------------------
Securities and Exchange Commission
CF/AD4 100 F St. NE
Washington, DC 20549-7010

Re:  Alpha Natural Resources, Inc.
     Amendment No. 3 to Registration Statement on Form S-1

Ladies and Gentlemen:

     On behalf of Alpha Natural Resources, Inc., a Delaware corporation, (the "Company"), we are transmitting via electronic transmission for filing under the Securities Act of 1933, as amended, (the "Securities Act"), Amendment No. 3 to the Registration Statement on Form S-1, file no. 333-129030 (the "Registration Statement") relating to the offer and sale by certain stockholders of the Company of shares of the Company's common stock, par value $0.01 per share.

     The filing fee has been previously paid to the Securities and Exchange Commission's account at Mellon Bank in connection with the filing of a previous amendment to the Registration Statement.

     Please contact me at 303-592-3175 or my colleague, Benjamin G. Hadary, at 303-592-3157 if you require further information or have any questions. Thank you.

                                                        Very truly yours,


                                                       /s/ Polly S. Swartzfager